Exhibit 99.29

Media release

Rio Tinto agrees sale of Winchester South to Whitehaven for $200 million

22 March 2018

Rio Tinto has entered into a binding agreement with Whitehaven Coal Limited for the sale of its entire 75 per cent interest in the Winchester South coal development project in Queensland, Australia, for $200 million.

Total consideration is comprised of $150 million payable to Rio Tinto by Whitehaven on the date of completion and a further unconditional payment of $50 million payable 12 months after the date of completion.

Rio Tinto chief executive J-S Jacques said “We believe this agreement for the sale of Winchester South represents the best option for the future development of the project while delivering attractive value for Rio Tinto as we continue to streamline our portfolio.”

The transaction is subject to customary conditions precedent being satisfied, including the receipt of regulatory approvals from Australia’s Foreign Investment and Review Board and the Queensland Government. Subject to all regulatory approvals and other conditions precedent being satisfied, completion is expected to occur in the second quarter of 2018.

A separate process remains underway to sell Rio Tinto’s interest in the Kestrel underground mine, the company’s remaining Australian coal asset. Rio Tinto will update the market on this process as appropriate.

About the Asset

Winchester South is a large undeveloped coal project located in the northern Bowen Basin, approximately 30km south-east of the Moranbah township. The Winchester South tenement contains 356 million tonnes of coal mineral resources*. Once developed, Winchester South is expected to produce coking coal and thermal coal products.

* Mineral resources tonnage is shown on a 100 percent basis. The estimate of mineral resources for Winchester South was reported to the market on page 234 of the Rio Tinto 2017 Annual Report, released to the market on 2 March 2018 and available on www.riotinto.com. The Competent person responsible for this resource estimate was Dr Richard Ruddock AusIMM. Rio Tinto is not aware of any new information or data that materially affects the above estimate as reported in the 2017 Annual Report and confirms that all material assumptions and technical parameters underpinning this estimate continue to apply and have not materially changed. The form and context in which the Competent Person’s findings are presented have not been materially modified.

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